FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	…………………………………,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 24, 2015	By	……/s/………Shinichi Aoyama……………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Concerning Results of Extended-Acceptance Period under Tender Offer for Shares of Axis AB

April 24, 2015

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]
Inquiries: Shinichi Aoyama General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Concerning Results of Extended-Acceptance Period under Tender Offer for Shares of Axis AB

Canon Inc. (the “Company”) conducted a tender offer, which commenced on March 3, 2015 and expired on April 1, 2015, for the ordinary shares of Axis AB (“Axis”), a Sweden-based company (the “Tender Offer”). Shareholders who did not tender their shares under the Tender Offer were granted the opportunity to tender their shares in a extended-acceptance period which commenced on April 8, 2015 and expired on March 21, 2015 (the “Extended-Acceptance Period”). The result of the Extended-Acceptance Period under the Tender Offer is as follows.

1. Overview of Extended-Acceptance Period under the Tender Offer

(1) Company Name and Address

Axis AB

Lund, Sweden

(2) Class of Share Certificates Subject to the Tender Offer during the Extended-Acceptance Period

Ordinary shares

(3) Extended-Acceptance Period under the Tender Offer

From April 8, 2015 to April 21, 2015

(4) Purchase Price in the Tender Offer during the Extended-Acceptance Period

340 Swedish krona per ordinary share (Same purchase price as the Tender Offer)

2. Results of the Extended-Acceptance Period under the Tender Offer

(1) Number of Share Certificates tendered for acceptance under the Tender Offer during the Extended-Acceptance Period

5,445,997 ordinary shares

(2) Changes in Holding Ratio of Share Certificates after the Extended-Acceptance

Period under the Tender Offer

Number of share certificates tendered and accepted before the Extended-Acceptance Period under the Tender Offer	52,415,897 Share	(Holding ratio 75.5%)
Number of share certificates tendered and accepted after the Extended-Acceptance Period under the Tender Offer	57,861,894 Share	(Holding ratio 83.3%)
Total number of share certificates	57,861,894 Shares

Note: Outside the Tender Offer and the Extended-Acceptance Period under the Tender Offer, 500,187 Axis shares were acquired. If these shares are added, the total number of share certificates would be 58,362,081 shares for a holding ratio of 84.0%. The purchase price to acquire Axis shares outside the Tender Offer did not exceed the purchase price in the Tender Offer (340 Swedish krona per ordinary share).

3. Policy, etc. After the Tender Offer and Outlook

Under the rules and regulations of Sweden, shareholders who have not yet tendered their shares under the Tender Offer will be granted the opportunity to tender their shares in an extended-acceptance period commencing April 24, 2015 and expiring May 5, 2015. The Company is not raising the purchase price. Shareholders can tender their shares for the same price per share of 340 Swedish krona.

In the case that Canon needs to revise its projection or any other item that it needs to make public, due to the Tender Offer and the Extended-Acceptance Period under the Tender Offer, it will make prompt disclosure.

The Tender Offer is not being and will not be made, directly or indirectly, in or into, or by use of mail or any other means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Hong Kong, Japan, Canada, New Zealand, South Africa or the United States (the “Excluded Jurisdictions”). This includes, but is not limited to facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic transmission. The Tender Offer cannot be accepted and shares may not be tendered in the Tender Offer by any such use, means, instrumentality or facility of, or from within the Excluded Jurisdictions or by persons located or resident in the Excluded Jurisdictions. Accordingly, this notice and any related Tender Offer documentation are not being and should not be mailed or otherwise transmitted, distributed, forwarded or sent in or into the Excluded Jurisdictions or to any Excluded Jurisdiction person or any persons located or resident in an Excluded Jurisdiction.

Any purported tender of shares in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of shares made by a person located in an Excluded Jurisdiction or any agent fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within an Excluded Jurisdiction will be invalid and will not be accepted. Each holder of shares participating in the Tender Offer will represent that it is not an Excluded Jurisdiction person, is not located in an Excluded Jurisdiction and is not participating in such Tender Offer from an Excluded Jurisdiction or that it is acting on a non-discretionary basis for a principal that is not an Excluded Jurisdiction person, that is located outside an Excluded Jurisdiction and that is not giving an order to participate in such offer from an Excluded Jurisdiction. Canon will not deliver any consideration from the Tender Offer into an Excluded Jurisdiction.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.